March 3, 2008

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Re:	K—Swiss Inc. Response to Comment Letter Dated February 8, 2008
File No. 000-18490

Dear Mr. Reynolds:

On behalf of K•Swiss Inc. (the “Company”), below is our response to your letter dated February 8, 2008, regarding the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2007.

Schedule 14A

Executive Compensation, page 11

1.	We note your response to comment two of our letter dated December 27, 2007, and we reissue the comment. While the 2007 proxy statement lists the 2006 performance measures, the company has not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their performance bonuses. Please disclose the specific performance targets used to determine incentive amounts in future filings, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company’s targets for the fiscal year ended December 31, 2007 are expected to be materially different from those of December 31, 2006. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction to Item 402(b) of Regulation S-K.

The Staff’s comment is noted, and the Company will provide quantitative disclosure of the terms of the necessary targets to be achieved for its named executive officers to earn their performance bonuses in future filings (or will omit these targets pursuant to Instruction 4 to Item 402(b) of

Regulation S-K). The Company will include these targets (and will not omit them pursuant to Instruction 4) in its proxy statement relating to its 2008 Annual Meeting of Stockholders. In response to the Staff’s question, the Company’s targets for the fiscal year ended December 31, 2007 are not materially different than those used for the fiscal year ended December 31, 2006.

Closing Comments:

The Company is of the understanding that the Staff is not requiring the Company to file amendments to its annual report on Form 10-K for the year ended December 31, 2006 (or to any other previously filed report or proxy statement). Accordingly, this letter has been filed as a correspondence file on EDGAR. Should you have any questions, please contact me at (818) 706-5100.

Sincerely,

/s/ Steven Nichols
Steven Nichols
President and Chief Executive Officer